

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

14 March 2003



03050226

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Mr. Michael Coco


RECEIVED
MAR 31 2003

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Crusade Global Trust No. 1 of 2003 Priced

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 12[illegible]

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Yours sincerely

Michael Bowan
General Counsel and Secretary

4/29

FILE NO. 82-3809

news


st.george

release

10 March 2003
RE030303

Crusade Global Trust No. 1 of 2003 Priced

St.George Bank Limited announced today the pricing in New York on Friday, March 7, of Crusade Global Trust No.1 of 2003, its fifth global mortgage-backed securities issue (and tenth overall) under the Crusade Securitisation Programme. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

Mortgage-backed securities with a total equivalent value of approximately A$1.8 billion will be issued. The US$1,050 million senior tranche was priced at 3 Month LIBOR plus 20 basis points. Two subordinated tranches totalling A$35 million are also being issued to Australian investors. It is expected the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investors Service.

The issue was Lead Managed by JP Morgan, with Credit Suisse First Boston and UBS Warburg as Co-Managers.

ENDS

Media Inquiries:	Jeff Sheehan, Chief Manager Capital Markets	(02) 9320 5510
	Roger Desmarchelier, Head of Group Securitisation	(02) 9320 5605